

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 20, 2007

By U.S. Mail and Facsimile

Mr. William G. Mortensen
President & Chief Financial Officer
Advanced Materials Group, Inc.
3303 Lee Parkway, Suite 105
Dallas, Texas 75219

> **Re:** **Form 10-KSB for the Fiscal Year Ended November 30, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended February 28, 2007**
> **File No. 000-16401**

Dear Mr. Mortensen:

We have completed our review of your Form 10-KSB and related filing and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief